

December 2, 2010

VIA U.S. MAIL

Liberto, Inc.
c/o Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re:** **Liberto, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 19, 2010**
> **File No. 333-148775**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comment 2 in our letter dated October 26, 2010 that you have not yet generated revenues and have not been able to obtain financing "for a long while." We also note your disclosure at page 30 that "[o]nce [you] obtain additional financing, [you] will be able to commence the process of developing imitation lobster meat" and at page 32 that you "intend to continue the development and refinement of [y]our Product over the coming months" and that you are "currently negotiating price, payment, customer guarantee, shipping, inventory, delivery schedule and returns." We further note

that your operating expenses have consisted "entirely of professional fees, which consist[ed] of accounting and legal fees" (*see*, *e.g.*, page 35). It is not readily apparent to us how Rule 419 of Regulation C does not apply to your proposed offering. Please revise your disclosure to describe in necessary detail the specific substantive steps you have taken since incorporation to further your business plan and the specific timelines for completing such plan. In addition, please revise your disclosure to clarify, if true, that the amount of resources you have devoted to further your business plan consisted only of such accounting and legal fees.

Registration Statement Cover Page

2. We note your response to comment 3 in our letter dated October 26, 2010 that you are "in the process of acquiring" an employee identification number. Please explain in further detail what precisely you mean. Please let us know whether you have applied for the number and, if so, when. Please also explain why you have not obtained one despite the fact that you were incorporated in 2007.

Directors, Executive Officers, Promoters and Control Persons, page 21

3. We note your response to comment 5 in our letter dated October 26, 2010 that Ms. Baclig "has acted as a consultant for various companies to help develop their business plans." Please revise your disclosure to provide further detail about Ms. Baclig's role as consultant. For example and without limitation, please provide further detail with respect to the companies for which she was acting as consultant by indentifying them and the nature of their operations (including by indicating whether they are also development stage companies) and clarifying that, if true, she is still acting as a consultant for them.

4. We note that the biographical sketch provided for Mr. Carreos refers to a "Mr. Yap." Please revise your disclosure to correct the reference or explain who Mr. Yap is.

Certain Relationships and Related Transactions, page 36

5. We note your disclosure at page 35 that you "owe $22,000 to [y]our officer and director for amounts advanced for [y]our working capital needs [and that]…[t]he amount is unsecured, due upon demand, and non-interest bearing." Please provide all of the information required by Item 404 of Regulation S-K with respect to this transaction. Please also describe how the transaction was memorialized and, if in writing, please file the agreement as an exhibit with the next amendment to your registration statement. See Item 601 of Regulation S-K.

Exhibit 5.1

6.   We note your response to comment 9 in our letter dated October 26, 2010 that you have filed a new legality opinion. We also note that you have not in fact filed a new legality opinion. In addition, your exhibit index at page 45 indicates that the legality opinion was previously filed. Please obtain and file a new legality opinion and correct the reference in the exhibit index accordingly.

Signatures

7.   We note that the signature page indicates that your officer and director signed your registration statement on September 28, 2010. Please make sure that your officer and director sign your next amendment as of the date of its filing with the Commission.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

                  Sincerely,

                  Anne Nguyen Parker
                  Branch Chief

cc   David S. Jennings, Esq.
          (800) 731-6120 (fax)